SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BLUE DOLPHIN ENERGY COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   095395 20 8
                                 (CUSIP Number)

                                Harris A. Kaffie
                              Texas Commerce Plaza
                              802 North Carancahua
                                   Suite 1840
                           Corpus Christi, Texas 78401
                                 (512) 882-5501


             ______________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /_/

      Check the following box if a fee is being paid with this statement. /_/

                                Page 1 of 6 Pages
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CUSIP NO. 095395 20 8                 13D                    PAGE 2 OF 6 PAGES
---------------------                                        -----------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Harris A. Kaffie
      Social Security No.: ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)/__/
                                                (See instructions): (b)/__/

3     SEC USE ONLY

4     SOURCE OF FUNDS (See instructions):                                  N/A

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                             N/A

6     CITIZENSHIP OR PLACE OR ORGANIZATION:                      United States


NUMBER            7     SOLE VOTING POWER:                             557,119
OF SHARES
BENEFICIALLY      8     SHARED VOTING POWER:                              None
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:                        557,119
REPORTING
PERSON WITH:      10    SHARED DISPOSITIVE POWER:                         None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:                                                          664,919

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See instructions):                                 /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14    TYPE OF REPORTING PERSON (See instructions):                  Individual


      This is Amendment No. 3 to the Statement on Schedule 13D dated December 21, 1990 relating to the acquisition of Common Stock, par value $0.01 per share (the "Common Stock") of

CUSIP NO. 095395 20 8                 13D                    PAGE 3 OF 6 PAGES
---------------------                                        -----------------

Blue Dolphin Energy Company, a Delaware corporation by Harris A. Kaffie, an individual. Amendment No. 2 is hereby amended and supplemented as described below. Capitalized terms used herein without definition have the same meanings as those assigned to them in the initial filing.

Item 1.     SECURITY AND ISSUER

            No change.

Item 2.     IDENTITY AND BACKGROUND

            No change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No change.

Item 4.     PURPOSE OF TRANSACTION

      Item 4 is hereby amended by replacing such Item in its entirety with the following:

      Mr. Kaffie acquired securities of the Issuer through the exercise of conversion rights held in the Non-negotiable Convertible Promissory Note (the "Note") dated December 31, 1991.

      All of Mr. Kaffie's interests in the Note were assigned to the following trustees holding the interests in irrevocable trusts for the beneficiaries indicated. An undivided one-twentieth (1/20th) interest in the Note was assigned to Deborah Young Hatch and Richard J. Hatch, Jr. trustees for the Madlyn Elizabeth Hatch Trust. An undivided one-twentieth (1/20th) interest in the Note was assigned to Gregory Goodman, trustee of the Lauren Frazier Kaffie Trust. An undivided one-twentieth (1/20th) interest in the Note was assigned to Gregory Goodman, trustee for the William Paul Frazier Kaffie 1993 Trust. An undivided one-twentieth (1/20th) interest in the Note was assigned to Gregory D. Goodman, trustee of the Harold Charles Kaffie Trust. An individed four fifths (4/5ths) interest in the Note was assigned to Lynda Young Kaffie, trustee of the Morgan Simms Kaffie Trust. All interest assigned to the above trusts have now been converted by the respective trustees into Common Stock at the conversion rate of $7.5 per share.

      On May 27, 1999 Mr. Kaffie acquired 100,000 shares of Common Stock of the Issuer through a purchase from the Issuer pursuant to the Company's Private Placement of Stock as announced on May 13, 1999.

Mr. Kaffie disclaims beneficial ownership of all shares of Common Stock that he does not own directly.

CUSIP NO. 095395 20 8                 13D                    PAGE 4 OF 6 PAGES
---------------------                                        -----------------

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

      Items 5 is hereby amended by replacing such Item in their entirety with the following:

      (a) According to information provided by issuer, on the date hereof, the Issuer had 4,604,627 shares of Common Stock outstanding. As of the date hereof, Mr. Kaffie owns directly 557,119 shares of Common Stock. Mr. Kaffie may also be deemed to be the beneficial owner of 664,919 shares of Common Stock. Mr. Kaffie's ownership of the Common Stock represents approximately 12% of the Common Stock outstanding (approximately 14%) including those shares representing beneficial ownership. Mr. Kaffie disclaims beneficial ownership of all the shares of Common Stock he does not own directly.

      (b) Mr. Kaffie has sole voting and dispositive power with respect to the Common Stock owned or that may be acquired by him upon conversion of the Preferred Stock or exercise of the Options.

      (c) Except for the transaction as described in Items 3 and 4 hereof, Mr. Kaffie has not engaged in any transactions in shares of the Common Stock or Preferred Stock of the Issuer within the last 60 days.

      (d) None.

      (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended by the addition of the following:

      Subscription Agreement dated May 27, 1999
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CUSIP NO. 095395 20 8                 13D                    PAGE 5 OF 6 PAGES
---------------------                                        -----------------



                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true and correct.


Date:    JUNE 16, 1999


                                                /s/ HARRIS A. KAFFIE
                                                    Harris A. Kaffie
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                                                                     PAGE 6 OF 6
                                                                     -----------

                                HARRIS A. KAFFIE
                                P.O. Drawer 2967
                          Corpus Christi, Texas 78403

May 25, 1999

                                     VIA FAX

Blue Dolphin Energy Company
801 Travis, Suite 2100
Houston, Texas 77002

Attention: Mr. Brian Lloyd, Secretary

     RE: Subscription to Blue Dolphin Energy Company ("Company") Common Stock,
         $.01 par value ("Stock")

This letter serves as written notice of subscription to purchase 100,000 shares of Stock, pursuant to the Company's Private Placement of Stock.

My payment will be made by check for the purchase of such shares of Stock in the amount of $500,000, delivered to you at the above address.

The share certificate representing shares of Stock issuable should be addressed as follows:

                         Harris A. Kaffie
                         P.O. Box 2967
                         Corpus Christi, Texas 78403

Thank you for your assistance in this matter.

Sincerely,

/s/ HARRIS A. KAFFIE
Harris A. Kaffie

HAK/lr

cc: Ivar Siem